August 15, 2019

Quint O. Turner
Chief Financial Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, OH 45177

       Re: Air Transport Services Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 8-K Furnished August 5, 2019
           File No. 000-50368

Dear Mr. Turner:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished August 5, 2019

Exhibit 99.1
Outlook, page 3

1. You provide a projection of the non-GAAP measure "adjusted EBITDA." Please present the comparable GAAP measure and reconciliation thereto pursuant to Item 10(e)(1)(i)(A)
      and (B) of Regulation S-K as directed by instruction 2 to Item 2.02 of Form 8-K. Also refer to question 102.10 in staff's Compliance and Disclosure Interpretations "Non-GAAP
      Financial Measures" for further guidance.
Form 10-K for Fiscal Year Ended December 31, 2018

Note O - Segment and Revenue Information, page 81

2. We note your revenues for customer contracts for airframe maintenance and aircraft
 Quint O. Turner
Air Transport Services Group, Inc.
August 15, 2019
Page 2
         modification services are generally recognized over time based on the percentage of costs completed. Please tell us your consideration of disclosing remaining performance obligations associated with these revenues pursuant to FASB ASC 606-10-50-13 and an explanation of why the method used provides a faithful depiction of the transfer of the services pursuant to 50-18.b.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters, or any other questions.



FirstName LastNameQuint O. Turner                            Sincerely,
Comapany NameAir Transport Services Group, Inc.
                                                             Division of
Corporation Finance
August 15, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName